UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 May 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Standard & Poor’s Research Update

The following is an extract from the Research Update issued by Standard & Poor’s on 7 May 2010:

Rating Action

On May 7, 2010, Standard & Poor’s Ratings Services revised the outlook on U.K.-headquartered oil major BP PLC to negative from stable. At the same time, we affirmed the ‘AA’ long-term and ‘A-1+’ short-term corporate credit ratings.

Rationale

BP faces significant uncertainty over costs, potential damage to its reputation, and the likelihood of increased regulatory scrutiny due to the oil spill from one of its wells in the Gulf of Mexico. These events follow a significant, $6.5 billion, acquisition of a package of exploration blocks. Other negative factors include the generally rising upstream cost pressures, a soft refining market, and weak U.S. natural gas prices. In support of the ratings, BP’s worldwide operations continue uninterrupted and the high oil price during the first months of 2010 is sustaining the company’s cash generation.

Provided BP can stem the well and clean the spill within a reasonable time, the company has adequate liquidity and financial headroom to meet immediate costs, in our view. However, it is still too early to estimate with any degree of confidence the full future impact on BP from the spill, as the causes of the incident have not yet been fully investigated. Litigation involving the well’s owners and various contractors … may take several years to play out. The effectiveness of BP’s actions to mitigate the environmental impact of the spill will be important in the final assessment of the incident and any long-term reputational damage could be significant.

Liquidity

The short-term rating is ‘A-1+’. We view BP’s liquidity as adequate: High cash balances and bank lines offset significant short-term debt, committed acquisitions, and our anticipation of weak and potentially negative free operating cash flow (FOCF) after dividends in the near term. FOCF covered all but $1.1 billion of the $10.5 billion dividends paid in the year to March 2010. As of April, BP had agreed to net acquisitions of $8.4 billion.

Outlook

The outlook reflects potential pressure on BP’s financial flexibility. Flexibility at the current rating level is already limited, in our view, and a prolonged clean-up process in combination with high litigation costs could result in a downgrade. The ratings assume that FFO will almost cover capital expenditures (capex) and dividends in the near term, before working capital movements. Pressure on the rating could arise if cash flow after dividends in 2010 were to be negative or if oil prices were to be weaker than expected.

We consider that adjusted ratios of FFO and FFO minus capex to net debt of about 55%-60% and 20%-25%, respectively, are consistent with the rating.

Greater clarification of the financial and reputational impact of the Deepwater Horizon incident, coupled with greater understanding of how BP will protect its balance sheet, could lead to a revision of the outlook to stable.”

Further information is set out in the full text of the Standard & Poor’s Research Update.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 10 May 2010	/s/ D J PEARL
D J PEARL
Deputy Company Secretary